

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2013

<u>Via E-mail</u>
Sam Hanhui Sun
Chief Financial Officer
Qunar Cayman Islands Limited

17th Floor, Viva Plaza, Building 18, Yard 29,
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

> **Re: Qunar Cayman Islands Limited**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted June 10, 2013**
> **CIK No. 0001551060**

Dear Mr. Sun:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Risk Factors, page 10</u>

1. We note your response to comment 23 in our letter dated May 10, 2013. Please clarify for us whether it is possible that the technical measures you have implemented to detect and counter fraudulent click-throughs could fail and, if such failure is possible, please help us to understand why this possibility does not represent a material risk.

Restrictions on the remittance of RMB into and out of the PRC and governmental control of currency conversion …, page 39

2. We note your response to comment 40 in our letter dated May 10, 2013. Please provide investors with more context about the likelihood that you will be prevented from using outside of the PRC the revenues generated from your subsidiaries inside the PRC, including, but not limited to, the following:

    •   Please disclose the potential consequences to investors if you are prevented from using the revenues generated from your subsidiaries in the PRC outside of the PRC.

    •   Please expand on your disclosure that the "WFOE can pay dividends in foreign currencies to the Company without prior SAFE approval by complying with certain procedural requirement." Please assess how difficult or not it might be, or it has been in the past, for you to comply with the procedural requirement you mention. Please describe the consequences of being required to obtain prior SAFE approval.

    •   Please disclose whether or not you have any contingency plans in place should you be prevented from using the revenues generated from your subsidiaries in the PRC outside of the PRC.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law, page 42

3. We note your response to comment 41 in our letter dated May 10, 2013. Please disclose the consequences to investors if you were to "halt [the] offering before settlement and delivery of the ADSs offered [thereby]." Please also disclose whether you have any contingency plans in place should the CSRC or another PRC regulatory body subsequently determines that you need to obtain the CSRC's approval for this offering.

Use of Proceeds, page 54

4. We note your response to comment 46 in our letter dated May 10, 2013. Please disclose to what extent your receipt of approvals discussed on page 54 is uncertain, and whether you have any alternate use of proceeds should you not obtain such approvals.

Enforceability of Civil Liabilities, page 60

5. We note your response to comment 49 in our letter dated May 10, 2013. Please clarify your statement on page 60 that "[you] will normally be the proper plaintiff," such that investors are clearly apprised of their rights or lack thereof.

History and Corporate Structure, page 62

Our significant subsidiaries and affiliated entities, page 66

6. Please tell us what type of business Tianjin YTB Technology Co., Ltd will conduct upon commencing business operations.

Management's Discussion and analysis of Financial Condition and Results of Operations, page 71

Overview, page 71

7. We note your response to comment 59 in our letter dated May 10, 2013. To the extent that you are relying on your disclosure under the section titled "Regulation" to satisfy your obligations under Item 4 of Form F-1 and Item 5.A.4 of Form 20-F, please provide a cross-reference thereto. Also, in addition to generally describing the applicable laws and means of complying therewith, please ensure that each regulation described in the section titled "Regulation" includes a description of the material effects of government regulations or policies on your specific business and the effects such regulations or policies could have on your future operations.

Management, page 135

Terms and Election or Appointment of Directors and Executive Officers, page 137

8. Please clarify in your disclosure what effect, if any, the termination of the voting agreement upon completion of the offering will have on the composition of the Board of Directors thereafter.

Board of Directors, page 137

9. We note your response to comment 67 in our letter dated May 10, 2013. Please disclose in your registration statement the information you provided to us regarding procedures for handling conflicts of interests and whether directors are required to disclose any conflicts of interests.

Notes to the Consolidated Financial Statements, page F-8

13. Redeemable ordinary shares, page F-35

10. We read your response to comment 83 and are unclear how the GAAP literature you cited would preclude you from a downward accretion to the redemption value upon initial measurement. We cannot locate ASC 815-40-35-9-2 as you cited in your response

behind your analogy that the reclassification is, in substance, an extinguishment of the original ordinary shares. In addition, paragraph 16 of ASC 480-10-S99-3A is related to subsequent measurement guidance applicable to situation for previously recorded increases in the carrying amount of redeemable equity instrument classified as temporary equity. As such, we are unclear about the applicability of the literature in your situation since the redeemable ordinary shares appear to become immediately redeemable upon the modification. Please explain further your accounting position or revise.

16. Share-based compensation, page F-37

Early exercise of share options on December 31, 2010 and January 2, 2012, page F-39

Modification of the Plan on June 22, 2011, page F-39

11. We read your response to comment 86 and the related revised disclosures. Tell us if the $1.6113 per unit cash payment was factored into fair value calculation of the modified awards for both vested and unvested options. If not, explain to us your accounting basis for excluding the cash payment. For vested options, we also note your disclosure that you considered the cash payments as settlement or repurchase of the equity awards. If so, it appears you would compare the before modification fair value of the options less the cash payout to the after modification fair value of the options in determining whether there is an incremental change in fair value. In that regard, we are unclear why it is appropriate under GAAP to charge the entire cash payout to equity. If the cash payout is greater than the before modification fair value of the option, the excess along with the after modification fair value of the options should be charged to earnings. Please explain.

12. We read your responses to comments 86 and 87 and the related revised disclosures with respect to your accounting for the unvested options' modification. In that regard, we cannot locate the guidance you indicated within ASC 718-20-35-3 that allows you to bifurcate the liability and equity components based on their relative fair values upon modification. In addition, we are unclear about your GAAP basis behind comparing the fair value of the modified liability portion of the award to the grant date fair value of that portion of the award for the service period that has elapsed in computing the compensation expenses. It appears you would compare the before modification fair value of the award to the after modification fair value of award (including both liability and equity components) in determining the amount of the compensation expenses pursuant to ASC 718-20-35-3a. Please explain your accounting in further detail along with your calculations, or revise.

General

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Mew, Accounting Branch Chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dietrich King, Legal Branch Chief at (202) 551-3338, or me at (202) 551-3720 with any other questions.

                         Sincerely,

                         /s/ Dietrich A. King for

                         Mara L. Ransom
                         Assistant Director

cc: Li He, Esq.
        Liang Tao, Esq.
        Davis Polk & Wardwell LLP